PROSPECTUS
----------                         $32,059,148




                               [COMPANY LOGO HERE]




                              Common Stock Series A
                                ($.25 Par Value)
                              --------------------

         This Prospectus may be used by Citizens Utilities Trust, a statutory Delaware business trust (the "Trust"), in connection with the annual elections by the holders of its 5% Equity Providing Preferred Income Convertible Securities sm("Convertible Preferred Securities") to receive their distributions on the Convertible Preferred Securities in shares of Common Stock Series A, par value $.25 per share ("Common Stock Series A"), of Citizens Utilities Company ("Citizens" or the "Company"). Holders of the Convertible Preferred Securities are entitled to receive cumulative distributions from the Trust, at an annual rate of 5% of the liquidation preference of $50 per Convertible Preferred Security (the "Rate") payable quarterly in arrears on each January 31, April 30, July 31, and October 31 (each, a "Distribution Payment Date"). Distributions on the Convertible Preferred Securities are payable in shares of Common Stock Series A or, at the option of either Citizens or the holder, in cash. The holders' elections may be made annually during the Election Period (as defined herein). See "Distributions on Convertible Preferred Securities."

         This Prospectus may also be used by Citizens Utilities Capital L.P., a Delaware limited partnership (the "Partnership), which may receive the Common Stock Series A covered by this Prospectus in connection with Citizens' interest payments on the 5% Convertible Subordinated Debentures Due 2036 ("Convertible Debentures") and which may sell such stock in the open market. See "Prospectus Summary" and "Distributions on Convertible Preferred Securities." Such sales of Common Stock Series A may be made from time to time in one or more transactions (which may involve crosses or block transactions) on the New York Stock Exchange ("NYSE") or otherwise, pursuant to and in accordance with the rules of the NYSE, in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The
Partnership will effect such transactions by selling shares of Common Stock Series A to or through broker-dealers. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Partnership and/or purchasers of shares of Common Stock Series A for whom they may act (which compensation may be in excess of customary commissions). The Partnership and broker-dealers that participate with the Partnership in the distributions of shares of Common Stock Series A may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 (the "1933 Act"), and any commissions received by them and any profit on the resale of shares of Common Stock Series A may be deemed to be underwriting compensation. See "Plan of Distribution."

     The Common  Stock  Series A is listed under the  symbol "CZNA" on the NYSE.

         See "Risk Factors" on page 6 for a discussion of certain material risks to be considered in connection with an investment in the Common Stock Series A.

                            -----------------------
   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                           IS A CRIMINAL OFFENSE.
                            -----------------------

                The date of this Prospectus is December 20, 1996

   sm EPPICS and Equity Providing Preferred Income Convertible Securities are servicemarks of Citizens Utilities Company.

                              AVAILABLE INFORMATION

         Citizens is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D. C. 20549, at prescribed rates. The SEC also maintains a web site (htp://www.sec.gov.) that contains reports, proxy and information statements and other information regarding Citizens. Certain securities of Citizens are listed on the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and reports, proxy material and other information concerning Citizens may be inspected at the office of that Exchange. Citizens will furnish to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of such reports, proxy and information statements and other information. Requests for such copies should be directed to Office of the Secretary, Citizens Utilities Company, High Ridge Park, Stamford, Connecticut 06905 (telephone (203) 329-8800).

         No separate financial statements of either the Partnership or the Trust have been included herein. Citizens, the Trust and the Partnership do not consider that such financial statements would be material to holders of Convertible Preferred Securities because the Trust and the Partnership are special purpose entities and, have no independent operations. Further, Citizens believes that financial statements of the Trust and the Partnership are not material to the election of the holders of the Convertible Preferred Securities pursuant to this Prospectus since the holders' election as to the nature of the distribution hereby relates solely to Citizens' Common Stock.



                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the SEC pursuant to the 1934 Act are incorporated into this Prospectus by reference:

         The Company's Annual Report on Form 10-K for the year ended December 31, 1995.

         The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1996.

         The Company's Current Reports on Form 8-K filed on March 29, and May 28, 1996.

         All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

         The Company hereby undertakes to provide, without charge, to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents not specifically incorporated by reference herein. Requests for such copies should be directed to Office of the Secretary, Citizens Utilities Company, High Ridge Park, Bldg. No. 3, Stamford, Connecticut 06905 (telephone 203-329-8800).

                               PROSPECTUS SUMMARY

                                   Background

         Citizens Utilities Trust is a Delaware statutory business trust, the undivided common beneficial interests of which are owned by Citizens Utilities Company ("Citizens" or the "Company"). On January 16, 1996, the Trust offered its Convertible Preferred Securities to the public. The Trust owns all of the limited partnership interests (the "Partnership Preferred Securities") of the Partnership, a special purpose Delaware limited partnership. All of the Partnership's general partnership interests are beneficially owned by Citizens. The Partnership owns Convertible Debentures of Citizens, which makes quarterly interest payments, ordinarily, in its shares of Common Stock Series A, par value $.25 per share ("Common Stock Series A"). The Partnership and the Trust in turn make quarterly distributions of shares or cash as elected by each holder of the Trust's Convertible Preferred Securities.

         Holders of the Convertible Preferred Securities are entitled to receive cumulative distributions from the Trust at an annual rate of 5% of the liquidation preference of $50 per Convertible Preferred Security (the "Rate") payable quarterly in arrears on each January 31, April 30, July 31, and October 31 (each, a "Distribution Payment Date"). Each holder of Convertible Preferred Securities may elect annually during the Election Period (as defined herein) to receive its distributions on the Convertible Preferred Securities in shares of Common Stock Series A of Citizens or in cash. Each quarter, the Partnership will collect interest payments on the Convertible Debentures and, to the extent necessary to satisfy cash distribution elections, will place orders with brokers to sell shares of Common Stock received as such interest payments and pay the required quarterly distributions on its Partnership Preferred Securities to the Trust. The Trust will in turn pay to the holders of the Convertible Preferred Securities the appropriate amount of cash and/or shares of Common Stock Series A received by the Partnership to satisfy the elections made pursuant to this Prospectus by the holders.

                Distributions on Convertible Preferred Securities
                             Payable in Common Stock

         Distributions on the Convertible Preferred Securities are cumulative from the date of original issuance of the Convertible Preferred Securities at the Rate. Distributions are paid quarterly in arrears on the Distribution Payment Dates (which are January 31, April 30, July 31 and October 31 of each year). Distributions on the Convertible Preferred Securities may not be made unless the Trust receives corresponding distributions on the Partnership Preferred Securities from the Partnership, which in turn may not make such distributions unless it receives corresponding interest payments on the Convertible Debentures from Citizens.

         Holders of Convertible Preferred Securities may make an annual election to receive their distributions in either Common Stock Series A or cash (a "Distribution Election"). While Citizens has been paying, and intends to continue to elect to pay, interest on the Convertible Debentures in Common Stock Series A, Citizens may also elect to pay interest on the Convertible Debentures in cash. If Citizens elects to pay cash, a holder which has elected to receive stock shall instead receive cash. At Citizens' election, interest payments may also be deferred. The coordination of these election opportunities require that the elections be made within specific time periods. The following summary describes this time-table.

~        Holders of Convertible Preferred Securities can make a Distribution
         Election:

       ~       To receive stock (a "Stock Distribution Election"), or

         ~        To receive cash (a "Cash Distribution Election").

         ~ If no Distribution Election is made, the holder is deemed to have made a Cash Distribution Election.

~ Holders are not entitled to make a Distribution Election until an Election Period (as defined below). Such holders, before such Election Period, will be deemed to have made a Cash Distribution Election.

~ The "Distribution Declaration Date" will occur on or before December 9, March 13, June 13 and September 12 of each year (which date will be at least ten calendar days prior to the scheduled Record Date). On or prior to such date, Citizens must declare by written notice (the "Distribution Declaration Notice") whether it will:

         ~        Make the next interest payment, or

         ~       Defer the next interest payment.

         ~ If the scheduled Distribution Declaration Date falls on a day which is not a Business Day, the Distribution Declaration Date shall be the next preceding day that is a Business Day.

~ If the Distribution Declaration Notice states that interest will be paid and not deferred on the next Distribution Payment Date:

         ~ Since Citizens has been paying, and intends to continue paying, interest on the Convertible Debentures in the form of Common Stock Series A, such notice will ordinarily state that payment will be made in Common Stock Series A (a "Stock Payment Election") having an Equivalent Value (as defined hereafter) to the interest payment which has accrued for the period at the Rate; however

         ~ Such notice can alternatively state that Citizens will pay interest in cash (a "Cash Payment Election"). In such case, a holder who makes a timely Stock Distribution Election will instead receive cash.

         ~ Such notice will also state the Record Date and the Share Transfer and Valuation Date (as defined hereafter). Such notice, if it relates to the January 31 Distribution Payment Date, will additionally inform holders of the Election Period procedures.

~       The Record Date will occur on or before  December 19, March 23, June 23 and September 22 of each year (which will be at least 10 calendar days after the Distribution Declaration Date). As of this date, the official list of holders entitled to payment will be generated from information supplied by brokerage houses and nominees and others holding accounts for investors and DTC.

~ During an "Election Period" (which will be the ten Business Days in each year commencing at least two Business Days after the scheduled Record Date relating to the January 31 Distribution Payment Date), a holder can change his Distribution Election by submitting an election form to the broker, nominee or other entity which holds such holders' account. Elections will continue in effect until another election is timely made in a subsequent annual Election Period. Late Distribution Elections will not be effective.

         ~ Election forms will be sent on or about the first day of the Election Period to beneficial holders of Convertible Preferred Securities by the brokers, nominees or other entities which hold such holders' account.

~ If Citizens makes a Stock Payment Election, the Share Transfer and Valuation Date will occur on or before January 18, April 17, July 18 and October 18 of each year (which date will be at least 9 Business Days before the Distribution Payment Date).

         ~ On each Share Transfer and Valuation Date, the Equivalent Value per share will be determined, and

         ~ Shares of Common Stock Series A with an Equivalent Value will be delivered by Citizens to the Partnership.

~ In the period from the Share Transfer and Valuation Date to the Distribution Payment Date:

         ~ The Partnership will sell Common Stock Series A in amounts sufficient to pay cash to holders who have made a Cash Distribution Election.

         ~        To the  extent  cash  proceeds  from the sale of Common  Stock
                  Series A are insufficient to satisfy Cash Distribution Elections, Citizens will provide the additional cash requirement to the Partnership.

         ~ Citizens may purchase from the Partnership some or all of the Common Stock Series A transferred to the Partnership as an interest payment. If all such Common Stock Series A is purchased, holders making timely Stock Distribution Elections will receive their distributions in cash.

~ The Distribution Payment Dates will be January 31, April 30, July 31 and October 31 of each year.

         ~ If Citizens has made a Stock Payment Election, on the Distribution Payment Date the Partnership will transfer to the Trust the appropriate number of shares of Common Stock Series A and appropriate amount of cash to satisfy the Stock and Cash Distribution Elections of the holders of the Convertible Preferred Securities.

         ~ If Citizens has made a Cash Payment Election, Citizens will transfer cash to the Partnership in payment of interest, at the Rate, and the Partnership will transfer such cash to the Trust, all on the Distribution Payment Date.

         ~ If the scheduled Distribution Payment Date falls on a day which is not a Business Day, the Distribution Payment Date shall be the next day that is a Business Day.

                                  RISK FACTORS

         Prospective acquirers of Common Stock should carefully review the information contained elsewhere in this Prospectus and should particularly consider the following matter:

         Market Risk on Distributions in Common Stock

         The shares of Common Stock Series A that a holder of Convertible Preferred Securities will receive as a result of making a Stock Distribution Election will have an Equivalent Value (as determined on the Share Transfer and Valuation Date on which they were deposited with the Partnership) equal to the cash amount that would be payable to a holder who has made a Cash Distribution Election. However, the value of such shares will be subject to market fluctuations and there can be no assurance that the market price of such shares will not thereafter decline.

                           CITIZENS UTILITIES COMPANY

         Citizens Utilities Company is a diversified operating company which provides, either directly or through subsidiaries, telecommunications, natural gas transmission and distribution, electric distribution, water or wastewater services to customers in areas of twenty states. Divisions of Citizens provide electric distribution and natural gas transmission and distribution services, purchasing most of the electric power needed and all gas supplies.
Telecommunications, water and wastewater services are provided either by divisions of Citizens or by its subsidiaries. Citizens is the fifteenth largest local telecommunications company in the nation. Citizens also holds a significant investment interest in Centennial Cellular Corp., a cellular telephone company, and owns Electric Lightwave, Inc., an alternative telecommunications service provider operating in five western states, and Citizens Long Distance. Beginning with 1945, Citizens has increased its revenues, net income and earnings per share (adjusted for subsequent stock dividends and stock splits) every year without interruption.

         Citizens, with administrative offices at High Ridge Park, Stamford, Connecticut 06905 (telephone 203-329-8800), was incorporated in Delaware in 1935 to acquire the assets and business of a predecessor corporation. Since then, Citizens has grown as a result of investment in its own operations and the acquisition of additional operations.

         As a result of its diversification, Citizens is not dependent upon any single geographic area or any one type of utility service for its revenues. No single regulatory body regulates a utility service of Citizens accounting for more than 11% of Citizens' revenues for the twelve months ended September 30, 1996. The Federal Communications Commission regulates interstate telecommunications access services of Citizens under price cap regulation which allows Citizens considerable flexibility in its pricing. Citizens is not aware of any other utility company as fully diversified in both geographic areas served and variety of services provided. Citizens' operations are conducted principally in small and medium-sized communities. No material part of Citizens' business is dependent upon a single customer or a small group of customers. The loss of any single customer or a small group of customers would not have a materially adverse effect upon Citizens. Citizens' customer connections have increased from 26,150 in 1945, to 225,389 in 1965, to 610,585 in 1985, and to over 1,800,000 as of
September 30, 1996.

         Citizens continually considers and is carrying out expansion through acquisitions and joint ventures in the rapidly evolving telecommunications and cable television industries and in traditional public utility and related businesses.

                                 USE OF PROCEEDS

         At its election, Citizens may issue the shares of Common Stock Series A to the Partnership as payment of interest on its Convertible Debentures. Proceeds from the sale by the Partnership of Common Stock Series A will be deposited with the Trust to the extent necessary for the Trust to make its cash distribution payments on the Convertible Preferred Securities. The Company will receive no proceeds from the issuance of such shares except to the extent that sales proceeds exceed the amount necessary for the Trust to make the cash distribution payments or to the extent that Citizens elects to receive cash distributions on its general partnership interests in the Partnership or its common beneficial interests in the Trust. Such proceeds, if any, would be incidental and would be used for general corporate purposes.

                       CAPITAL REQUIREMENTS AND FINANCING

         Citizens carries out a continuous construction program to maintain reliable and safe service and to meet future customer service requirements. Citizens estimates that expenditures for construction, extension and improvement of service will require approximately $463 million in 1997. Citizens' construction program is under continuous review and may be revised depending on business and economic conditions, regulatory action, governmental mandates, customer demand and other factors. Capital requirements will be financed from internally generated funds, offered securities, the issuance of taxable and tax-exempt long-term debt, short-term borrowings, customer advances, and contributions in aid of construction.

         Citizens maintains $600 million of committed bank lines of credit for general corporate purposes under which there were no amounts outstanding as of December 13, 1996.

                DESCRIPTION OF COMMON STOCK SERIES A AND SERIES B

         Citizens' common stock consists of two series: Common Stock Series A and Common Stock Series B. Citizens has authorized 250,000,000 shares of Common Stock Series A and 350,000,000 shares of Common Stock Series B.As of December 6, 1996 Citizens had outstanding 154,292,360 shares of Common Stock Series A and 82,965,198 shares of Common Stock Series B. The holders of Common Stock Series A and Common Stock Series B are entitled to one vote for each share on all matters voted on by stockholders. Pursuant to Citizens' Restated Certificate of Incorporation, the holders of Common Stock Series A and the holders of Common Stock Series B vote together as a single class on all matters to be voted on by stockholders, unless otherwise expressly required by applicable law. Common Stock Series A is convertible, on a share-for-share tax-free basis and at no cost to stockholders, into Common Stock Series B at all times. Common Stock Series B is not convertible into Common Stock Series A. The Board of Directors of Citizens may, in its sole discretion and at any time, require all of the holders of Common Stock Series A to exchange all of their shares of Common Stock Series A for shares of Common Stock Series B on a share-for-share basis. The holders of Common Stock Series A and Common Stock Series B participate ratably in liquidation. The holders of Common Stock Series A and Common Stock Series B have no preemptive rights.

                 DIVIDENDS ON COMMON STOCK SERIES A AND SERIES B

         The holders of Common Stock Series A and Common Stock Series B are entitled to receive dividends when and as declared by the Board of Directors of Citizens out of funds legally available therefor. Dividends have been paid to holders of common stock every year without interruption beginning in 1939 and, although there can be no assurances as to the amount of any future dividends, Citizens has increased cash dividends and/or cash value equivalents every year without interruption beginning in 1946. Beginning in 1956, when the two-series common stock capitalization of Citizens was initiated, through 1989, only stock dividends were paid on Common Stock Series A and only cash dividends were paid on Common Stock Series B. Commencing in 1990, Citizens has declared and paid quarterly stock dividends at the same rate on shares of both Common Stock Series A and Common Stock Series B. The stock dividend rate is based on an underlying cash equivalent. Citizens expects that under present United States federal tax law, stock dividends on Common Stock Series A and Common Stock Series B, if paid and received pro-rata and otherwise in the same manner as they have been since 1990, will be free of current federal income taxation on receipt. Such stock dividends are treated as capital transactions when and if sold. Gain or loss is based on the difference between sales price and adjusted basis per share.

         To the extent that stock dividends are declared on the Common Stock Series B, the same stock dividend must be declared on the Common Stock Series A. To the extent that cash dividends are paid out of funds that are legally available on the Common Stock Series B, stock dividends with an equivalent fair value must be paid during the same calendar year on the Common Stock Series A, unless cash dividends are declared on the Common Stock Series A at the same time and in an equal amount as on the Common Stock Series B.

                   STOCK DIVIDEND SALE PLAN AND CONVERSION OF
                COMMON STOCK SERIES A INTO COMMON STOCK SERIES B

         Citizens has a Stock Dividend Sale Plan (the "Plan") which enables Common Stock Series B stockholders to elect to have their future stock dividends sold and the cash proceeds of the sale (minus a per share commission, currently 2 cents) distributed to them quarterly. If a Common Stock Series B stockholder's account is held by a broker or custodial institution participating in the Plan, the cash proceeds are sent to the broker or custodial institution. Generally, for United States federal income tax purposes, the differences between the proceeds from the sale of the stock dividends (the net cash received) and the adjusted basis of the shares sold are treated as a capital transaction. Holders of Common Stock Series A may at any time convert, on a share-for-share tax-free basis and at no cost, their Common Stock Series A shares into Common Stock Series B shares. A registered stockholder may give instructions to Citizens' Common Stock Transfer Agent and street name holders may give instructions to their brokers to accomplish such conversion from Common Stock Series A into Common Stock Series B, and in conjunction with said conversion, or after such conversion, may enroll in the Plan.

         Common Stock Series B stockholders may enroll throughout the year in the Plan. After a Common Stock Series B stockholder's account has been enrolled in the Plan, future stock dividends in that account will be sold quarterly, unless Citizens' Common Stock Transfer Agent receives written notification from a Series B stockholder to withdraw that account from the Plan. Stockholders who withdraw an account from the Plan will then receive quarterly stock dividends and are not eligible to re-enroll that account in the Plan for 12 months.

                           COMMON STOCK TRANSFER AGENT

         The transfer agent for the Company's Common Stock Series A and Common Stock Series B is Illinois Stock Transfer Company.

                         CITIZENS UTILITIES CAPITAL L.P.

         Citizens Utilities Capital L.P. is a special purpose limited partnership formed under the laws of the State of Delaware. All of its partnership interests (other than the Partnership Preferred Securities, which are owned by the Trust, and any interest of any special representative) are beneficially owned by Citizens. Citizens is the sole general partner and the Trust is a limited partner in the Partnership. The Partnership owns the Convertible Debentures and will collect quarterly interest payments on the Convertible Debentures, place orders with brokers to sell shares of Common Stock received as such interest payments and pay the required quarterly distributions on its Partnership Securities.

                            CITIZENS UTILITIES TRUST

         Citizens Utilities Trust is a statutory business trust formed under the Delaware Business Trust Act pursuant to a declaration of trust (the "Declaration"). The Trust was formed to issue its Trust Securities and acquire the Partnership Preferred Securities.

         The Trust's business and affairs are conducted by the trustees of the Trust ("Trustees") appointed by Citizens. There are four Trustees, two of whom ("Regular Trustees") are persons who are employees or officers of Citizens. The third Trustee is The Chase Manhattan Bank, a New York banking corporation, which acts as property trustee under the Declaration (the "Property Trustee"). The fourth Trustee is Chase Manhattan Bank Delaware.

         The Property Trustee maintains exclusive control of a segregated non-interest bearing bank account (the "Property Account") to hold all payments made in cash or securities in respect of the Partnership Preferred Securities for the benefit of the holders of the Trust Securities. The Property Trustee makes payments of distributions to the holders of the Convertible Preferred Securities out of funds from or securities held in the Property Account.

                                DISTRIBUTIONS ON
                        CONVERTIBLE PREFERRED SECURITIES

         Distributions

         Recipients of this Prospectus are encouraged to also review carefully the section above entitled "Prospectus Summary - Distributions on Convertible Preferred Securities Payable in Common Stock".

         For United States federal income tax purposes, Convertible Preferred Security holders will recognize interest income as it accrues. So long as interest periods are not deferred, the distributions will approximately equal the accruals of such quarterly interest. Capital, income and distributions on Convertible Preferred Securities are not eligible for the corporate dividends-received deduction for United States federal income tax purposes.

         How Distributions are Computed. Holders of the Convertible Preferred Securities are entitled to receive cumulative distributions from the Trust in the forms of payment described below, accruing at the Rate and payable quarterly in arrears on the scheduled Distribution Payment Dates. When, as and if available for payment, distributions will be made by the Property Trustee. The amount of distributions payable for any period will be computed on the basis of twelve 30-day months and a 360-day year and, for any period shorter than a full quarter, will be computed on the basis of the actual number of days elapsed in such 90-day quarter.

         Holders Can Elect Distributions in Common Stock Series A or Cash. In anticipation of the continuing use of Citizens' shares of Common Stock Series A to satisfy the interest requirements on the Convertible Debentures, each holder of a Convertible Preferred Security may elect annually during a designated period of ten Business Days how distributions from the Trust will be paid to him (a "Distribution Election"). If he makes an election to receive distributions in Common Stock Series A (a "Stock Distribution Election"), he will receive his distributions in Common Stock Series A, unless the Trust only has cash available for making distributions 1.If he makes an election to receive distributions in cash (a "Cash Distribution Election"), he will receive his distribution in cash. If a holder makes no Distribution Election, he will automatically be deemed by the Trust to have made a Cash Distribution Election. Once made, Distribution Elections will stand as long as a holder owns his Convertible Preferred Security unless and until he makes a new Distribution Election by completing an election form and delivering the same to the broker, nominee or other entity which holds such holder's account during the annual Election Period (the procedures for which will be specified in the Distribution Declaration Notice). If a holder does not deliver a new election form within this period, then such holder's new election will not be effective. Any election by a holder of Convertible Preferred Securities will be canceled by a transfer of the Convertible Preferred Securities and the new holder will be entitled to make an election in the next Election Period. Prior to such Election Period, such new holder will be deemed to have made a Cash Distribution Election. In the event that the Partnership is dissolved or liquidated by reason of the occurrence of certain partnership events described in the Limited Partnership Agreement, the right of a holder to make a Stock Distribution Election, and Citizens to make Stock Payment Elections will terminate. In such event, interest payments and distributions will be made only in cash.

         Distributions Flow From Citizens to Holders. Citizens has been and intends to continue making interest payments on the Convertible Debentures in shares of Common Stock Series A with a fair market value on the Share Transfer and Valuation Date equivalent to the interest payment due on the next scheduled Interest Payment Date ("Equivalent Value"). The "Share Transfer and Valuation Date" will be the date specified by Citizens in a written notice (the "Distribution Declaration Notice") to the Trust, the Partnership and the holders of the Convertible Preferred Securities, which Share Transfer and Valuation Date shall also be the date on which shares of Common Stock Series A are transferred by Citizens to the Partnership (as the holder of the Convertible Debentures) to satisfy the interest payment obligation on the Convertible Debentures. Currently, Citizens contemplates that the Share Transfer and Valuation Date will be at least nine Business Days before the Distribution Payment Date, but such time-frame may be subject to change to reflect evolving market practices and settlement procedures. If Citizens fails to make a timely declaration, Citizens shall be deemed to have elected to pay interest in the form of shares of Common Stock Series A.


------------------------------------
     1 As noted above, Citizens may make a Cash Payment Election and pay interest on the Convertible Debentures in cash to the Partnership and, as General Partner of the Partnership, would then cause such cash to be distributed by the Partnership to the Trust. In such event, even though a holder may have made a Stock Distribution Election, he will receive cash as the Trust will only have cash with which to pay him.

         How Distributions are Made. If Citizens pays interest on the Convertible Debentures in shares of its Common Stock Series A and delivers the same to the Partnership in payment of its interest obligations on the Convertible Debentures, holders of Trust Securities who have not made a Stock Distribution Election or who have revoked their Stock Distribution Election will receive cash at the Rate because the Partnership will sell sufficient shares of Common Stock Series A on the open market (or otherwise raise cash) so that the Partnership can pay the Trust (i) such number of shares and (ii) such amount of cash as will satisfy the Trust's obligation to make payments in stock and cash to holders in accordance with their elections. Pursuant to the Indenture under which the Convertible Debentures are issued, if shares are sold by the Partnership for less than the Equivalent Value, Citizens will pay any shortfall to insure that each holder of the Convertible Preferred Securities who has an effective Cash Distribution Election receives cash distributions in an amount equal to the Rate.

         Citizens also has the right on the Distribution Declaration Date to elect to make interest payments on the Convertible Debentures in whole or in part by check or bank wire in immediately available funds. Also, after a Distribution Declaration Date on which it had elected to pay interest to the Partnership in shares of Common Stock Series A for the next succeeding interest payment, Citizens may exercise its right to thereafter substitute cash for such payment. In such case, all holders will receive cash distributions at the Rate. Further, at any time after the Share Transfer and Valuation Date, Citizens will also have the right to purchase some or all of the shares of Common Stock Series A deposited with the Partnership for cash at a price equal to the Equivalent Value. In such case, holders who have made a Stock Distribution Election may receive their distributions in cash at the Rate. If a Distribution Declaration Notice has specified that the distribution will be made in Common Stock Series A, and Citizens thereafter expects either to pay the distribution entirely in cash or to purchase some or all of the shares deposited with the Partnership, Citizens shall notify the Partnership, the Trust and the holders of the Convertible Preferred Securities in writing (which writing is also referred to herein as a "Cash Payment Election").

         Distributions on the Convertible Preferred Securities must be paid to the extent that the Trust has funds or securities, as the case may be, available for and on hand to make the payment of such distributions. It is anticipated that the Trust's funds and securities on hand will be limited to funds and securities received from distributions on the Partnership Preferred Securities. If Citizens fails to make interest payments on the Convertible Debentures, the Partnership would not have funds or securities, as the case may be, to pay distributions to the Trust on the Partnership Preferred Securities, and the Trust would not have funds or securities, as the case may be, to pay distributions on the Convertible Preferred Securities.

         Record Dates. Distributions declared (as opposed to deferred) on the Convertible Preferred Securities will be payable to the holders thereof as they appear on the books and records of the Trust on the relevant Record Dates. Such distributions will be paid through the Property Trustee who will hold funds and securities received in respect of the Partnership Preferred Securities in the Property Account for the benefit of the holders of the Trust Securities. Subject to any applicable laws and regulations and the Declaration, each such payment will be made as described under "-Book-Entry-Only Issuance - The Depository Trust Company" below. In the event that any date on which distributions are payable on the Convertible Preferred Securities is not a Business Day, then payment of the distributions will be made on the next succeeding Business Day (and without any additional interest in respect of such delay). If such Business Day is in the next succeeding calendar year, however, the payment will be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date. A "Business Day" means any day other than a Saturday or a Sunday or a day on which banking institutions in The City of New York are authorized or obligated by law or executive order to close.

         Other. The Election Period will commence on or before December 21 of each year (a date which will be at least two Business Days after the scheduled Record Date relating to the January 31 distribution payment), and will end at the close of business ten Business Days later. Election forms and prospectuses will be sent to beneficial holders of Convertible Preferred Securities on the Record Date relating to the January 31 distribution payment each year on or about the first day of the Election Period. Timely Distribution Election forms should be delivered by beneficial holders of the Convertible Preferred Securities to the broker, nominee or other entity which holds such holder's account so that they are received by such broker, nominee or other entity on or before the close of business on the last day of the Election Period. The brokerage houses holding accounts for holders, nominees and other participants in DTC will transmit the same to DTC to the extent reasonably required to implement such elections. The Trust will be relying on information supplied through these procedures in determining how many shares of Common Stock Series A or how much cash to distribute on each Distribution Payment Date. While the Company, the Partnership and the Trust believe that such procedures are not dissimilar from those used in similar situations, each purchaser and holder of a Convertible Preferred Security is urged to consult with his broker to insure that his election is properly recorded. Questions may be addressed to the Company at the phone number and address appearing elsewhere herein.

         Deferrals

         Unless deferred, interest and distributions are payable in arrears on the Interest Payment Date and the Distribution Payment Date, respectively. Under the Indenture, Citizens has the right, at any time and from time to time, to elect to defer the date on which one or more of the quarterly interest payments on the Convertible Debentures would otherwise become due and payable by the giving of notice of deferral; provided that no such deferral, including any extension thereof, may exceed 20 consecutive quarters nor extend beyond the stated maturity date of the Convertible Debentures; and, provided, further, that in the event of such deferral, any interest so deferred shall not be deemed to have become due and payable until after such deferral period has ended. As a consequence, distributions on the Convertible Preferred Securities would be deferred by the Trust during any such deferral of interest payments. If Citizens exercises this deferral right, it will be restricted from making certain distributions and payments (other than in shares of its capital stock) to holders of its capital stock, or to holders of indebtedness where such indebtedness ranks junior to the Convertible Debentures, and from making certain guarantee payments. Upon any such deferrals, interest will be compounded on each Interest Payment Date and accrued until paid at the Rate on any interest so deferred until the amount of such deferred interest (including compounded interest thereon) is paid in full. Citizens shall give the Regular Trustees written notice of its election to defer an interest payment on or before the Distribution Declaration Date. Citizens shall also give written notice of any deferred interest payment (and the consequential deferral of their distributions) to the holders of the Convertible Preferred Securities. If interest payments are deferred, the resulting deferred distributions and accrued and accumulated distributions thereon shall be paid to holders of record of the Convertible Preferred Securities as they appear on the books and records of the Trust on the record date established for payment, as opposed to any record date for purposes of any notice relating to the deferral of interest payments or distributions. As a result, any holder who sells Convertible Preferred Securities during a deferral period will transfer to the buyer his entitlement to any payment made at the end of any such deferral period. Any failure by Citizens to make interest payments on the Convertible Debentures in the absence of a deferral would constitute an Indenture event of default. Citizens may not elect to defer interest payments while an Indenture event of default has occurred and is continuing.

         Book-Entry-Only Issuance - The Depository Trust Company

         DTC acts as securities depository for the Convertible Preferred Securities. The information in this section concerning DTC and DTC's book-entry system is based upon information obtained from DTC.

         DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with

DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the NYSE, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants").

         Purchases of Convertible Preferred Securities within the DTC system must be made by or through Direct Participants, which will receive a credit for the Convertible Preferred Securities on DTC's records. The ownership interest of each actual purchaser of a Convertible Preferred Security ("Beneficial Owner") is in turn to be recorded on the Direct or Indirect Participants' records.

         All the Convertible Preferred Securities deposited by Participants with DTC are registered in the name of DTC's nominee, Cede & Co. DTC has no knowledge of the actual Beneficial Owners of the Convertible Preferred Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such Convertible Preferred Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

         All distributions of cash and shares of Common Stock Series A, and conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         Cash distribution payments and distribution payments in shares of Common Stock Series A on the Convertible Preferred Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Trust, the Partnership or Citizens, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the Trust, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

         A Beneficial Owner in a global Convertible Preferred Security must rely on the procedures of DTC to exercise any rights under the Convertible Preferred Securities, including elections as to form of payment.

         The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Citizens and the Trust believe to be reliable, but neither Citizens nor the Trust takes responsibility for the accuracy thereof.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

         General

         In the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special tax counsel to the Company, the following are the material United States federal income tax consequences relating to the receipt by holders of shares of Common Stock Series A as distributions on Convertible Preferred Securities. Unless otherwise stated, this summary deals only with Convertible Preferred Securities held as capital assets. The tax treatment of a holder may vary depending on its particular situation. This summary does not address all the tax consequences that may be relevant to holders who may be subject to special tax treatment such as, for example, banks, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, or foreign taxpayers. This summary does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the Common Stock Series A. This summary is based on the Code, Treasury regulations thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis.

         On March 19, 1996, President Clinton proposed legislation (the "Proposed Legislation") which, among other things, would generally deny corporate issuers a deduction for interest in respect of certain debt obligations, such as the Convertible Debentures, if such debt obligations have maximum term in excess of twenty years and are not shown as indebtedness on the issuer's applicable consolidated balance sheet. While it is expected that, if the Proposed Legislation were to be enacted, such legislation would not apply to the Convertible Debentures, there can be no assurances that the Proposed Legislation, if enacted, or other legislation enacted after the date hereof will not otherwise adversely affect the ability of Citizens to deduct the interest payable on the Convertible Debentures.

         Potential Deferral of Interest Payments and Original Issue Discount

         Because Citizens has the option, under the terms of the Convertible Debentures, to defer payments of interest for up to 20 quarters, all of the stated interest payments on the Convertible Debentures (whether made in cash or Common Stock) will be treated as "original issue discount". Holders of debt instruments issued with OID must include that discount in income on an economic accrual basis without regard to the receipt of cash or Common Stock attributable to the interest, regardless of their method of tax accounting. The OID accrual rules may also accelerate the timing of a holder's recognition of income in certain situations. Actual payments and distributions of stated interest (whether made in cash or Common Stock) will not, however, be separately reported as taxable income. The amount of OID that accrues in any quarter and is allocated to the holders of the Trust Securities will approximately equal the amount of the interest that accrues on the Convertible Debentures in that quarter at the stated interest rate. Accordingly, unless Citizens exercises its option to defer interest payments on the Convertible Debentures, a holder of Convertible Preferred Securities (whether it makes a Cash Distribution Election or Stock Distribution Election) should have approximately the same adjusted tax basis in its Convertible Preferred Securities at the beginning of each quarterly interest payment period.

         In the event that the interest payments on the Convertible Debentures are deferred, holders will continue to accrue OID with respect to their Convertible Preferred Securities on an economic accrual basis. During such period, OID will accrue at the stated interest rate on both the principal amount of the Convertible Debentures, and any accrued, but unpaid, interest.

         Because income on the Convertible Preferred Securities will constitute interest (in the form of OID), corporate holders of Convertible Preferred Securities will not be entitled to a dividends-received deduction with respect to any income recognized with respect to the Convertible Preferred Securities.

         Holders Making a Stock Distribution Election

         A holder that makes a Stock Distribution Election will recognize the same amount of OID with respect to its Convertible Preferred Securities as a holder who makes a Cash Distribution Election. In addition, a holder that receives Common Stock will not recognize gain or loss on the receipt of such Common Stock from the Trust even if the fair market value of the Common Stock on the interest payment date differs from the cash equivalent amount of the interest payment. Furthermore, a holder will not recognize any additional income or loss with respect to cash it may receive in lieu of a fractional share of Common Stock.

         A holder's tax basis in the Common Stock it receives in lieu of a cash interest payment generally will equal the Partnership's tax basis in such Common Stock. The Partnership's tax basis in the Common Stock it receives as interest on the Convertible Debentures should equal the fair market value of the Common Stock on the Share Transfer and Valuation Date. It is anticipated that the fair market value of the Common Stock on the Share Transfer and Valuation Date will equal the cash equivalent amount of such interest payment. Accordingly, a holder who makes a Stock Distribution Election generally should have a tax basis in the shares of Common Stock it receives in lieu of a cash interest payment equal to the cash equivalent amount of such interest payment (less any cash received in lieu of a fractional share of Common Stock). In light of the fact that the value of a share of Common Stock can be expected to vary among interest payment dates, holders who make Stock Distribution Elections may have different tax bases in shares of Common Stock they receive on different payment dates. Holders should consult their tax advisors regarding the tax consequences of the ownership and disposition of shares of Common Stock with different tax bases.

         Disposition of Convertible Preferred Securities

         A holder that sells Convertible Preferred Securities will recognize gain or loss equal to the difference between the amount realized on the sale of the Convertible Preferred Securities and the holder's adjusted tax basis in such Convertible Preferred Securities. Such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the Convertible Preferred Securities have been held for more than one year at the time of sale.

         A holder's tax basis in its  Convertible  Preferred  Securities will be
(i) increased by the amount of OID accrued with respect to its Convertible Preferred Securities and (ii) reduced by (x) the amount of cash and (y) the tax basis of any shares of Common Stock received with respect to its Convertible Preferred Securities. It is expected that the amount of OID accrued with respect to a quarterly interest payment period will approximately equal the amount of cash and the tax basis of the Common Stock, if any, received as interest with respect to such interest payment period.

         The Convertible Preferred Securities may trade at a price that does not accurately reflect the value of accrued but unpaid distributions and interest with respect to the underlying Limited Partnership Securities and Convertible Debentures, respectively. A holder who disposes of or converts its Convertible Preferred Securities between record dates for payments of distributions thereon will be required to include accrued but unpaid interest on the Convertible Debentures through the date of disposition in income as ordinary income, and to add such amount to the adjusted tax basis in its Convertible Preferred Securities. To the extent the selling price is less than the holder's adjusted tax basis (which basis will include, in the form of OID, all accrued but unpaid interest), a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

         THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE STOCK ELECTION AND THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE COMMON STOCK SERIES A AND THE CONVERTIBLE PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.


                              PLAN OF DISTRIBUTION

         Holders of the Convertible Preferred Securities are entitled to receive cumulative distributions from the Trust at the Rate payable quarterly in arrears on each Distribution Payment Date. Distributions are payable in shares of Common Stock Series A or, at the election of either Citizens or the holder, in cash. The holders' elections may be made annually during the Election Period.

         For the procedure to be followed by the Partnership and Trust in making this election available to the holders of Convertible Preferred Securities during the Election Period and to be followed by such holder in making his or her election, please see "Prospectus Summary" and "Distributions on Convertible Preferred Securities."

         Citizens  may  issue  the  shares  of  Common  Stock  Series  A to  the
Partnership  as  payment  of  interest  on  its  Convertible   Debentures.   The
Partnership may sell such stock in the open market in order to satisfy the election requests, as described herein and in the next paragraph.
         Sales of Common Stock Series A by the Partnership may be made from time to time in one or more transactions (which may involve crosses or block transactions) on the NYSE or otherwise, pursuant to and in accordance with the rules of the NYSE, in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Partnership will effect such transactions by selling shares of Common Stock Series A to or through broker-dealers. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Partnership and/or purchasers of shares of Common Stock Series A for whom they may act (which compensation may be in excess of customary commissions). [There is currently no agreement of arrangement or understanding between the Partnership and any particular broker-dealer and the name of any particular broker-dealer which will participate in the offering is not yet known.] The Partnership and broker-dealers that participate with the Partnership in the distributions of shares of Common Stock Series A may be deemed to be "underwriters" within the meaning of Section 2(11) of the 1933 Act, and any commissions received by them and any profit on the resale of shares of Common Stock Series A may be deemed to be underwriting compensation. The Company has agreed to indemnify the Partnership against certain liabilities, including certain liabilities under the Securities Act. Any expenses of any sales of shares of Common Stock Series A will be borne by the Company.

                                 LEGAL OPINIONS

         Certain United States federal income taxation matters relating to the issuance of Common Stock as distributions on the Convertible Preferred Securities were passed upon for Citizens, the Partnership and the Trust by Skadden, Arps, Slate, Meagher & Flom LLP. At the time of the issuance of the Convertible Preferred Securities, the validity of the Common Stock was passed upon by Boulanger, Hicks & Churchill, P.C., 135 East 57th Street, New York, New York, counsel for the Company. Legal matters relating to required authorization, if any, of the Common Stock by the public utilities commissions in the various states were passed upon by local counsel to Citizens in the states of Arizona, Colorado, Hawaii, Louisiana, and Vermont. Boulanger, Hicks & Churchill, P.C., relied upon such counsel as to certain matters governed by the laws of such states.

                                     EXPERTS

         The consolidated financial statements of the Company as of December 31, 1995, 1994, and 1993, and for each of the years then ended, incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K have been so incorporated by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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            No  dealer,  salesman  or  other   person  has  been
authorized to give any information or to make any representation
other than those contained in  this Prospectus,   in  connection
with   the  offer  made  by  this  Prospectus,  and,  if  given
or  made,  such  information  or representations  must  not  be
relied  upon  as  having   been  authorized   by  the   Company.
Neither  the  delivery  of  this Prospectus  nor any  sale  made
hereunder   shall,  under   any  circumstances,   create  any
implication that there has been no change in the affairs of the Company since the date hereof or thereof. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.



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                      TABLE OF CONTENTS

                         Prospectus                    PAGE
                                                       ----
Available Information...................................  2
Incorporation of Certain Documents
  by Reference..........................................  2
Prospectus Summary......................................  3
Risk Factors............................................  6
Citizens Utilities Company..............................  6
Use of Proceeds.........................................  7
Capital Requirements and Financing......................  7
Description of Common Stock Series A
  and Series B..........................................  7
Dividends on Common Stock Series A
  and Series B..........................................  8
Stock Dividend Sale Plan and Conversion of Common
  Stock Series A into Common Stock Series B.............  8
Common Stock Transfer Agent.............................  9
Citizens Utilities Capital L.P..........................  9
Citizens Utilities Trust................................. 9
Distributions on Convertible Preferred Securities.......  9
Certain Federal Income Tax Considerations............... 14
Plan of Distribution.................................... 17
Legal Opinions.......................................... 18
Experts................................................. 18

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                            $32,059,148





                              [LOGO]


                      Common Stock Series A




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                          PROSPECTUS


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                       December 20, 1996



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